AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (this "Agreement") is entered into as of the 24th day of March, 2004, by and among **LEGALOPINION.COM**, a Nevada corporation ("LAWW"); **MATLINK INC**., a Nevada corporation ("MATLINK"); and the **shareholders of MATLINK** identified on the signature page hereto ("MATLINK Shareholders").

RECITALS

WHEREAS, MATLINK Shareholders own 100% of the issued and outstanding common stock of MATLINK; and

WHEREAS, LAWW desires to acquire all of the issued and outstanding common stock of MATLINK owned by MATLINK Shareholders, and MATLINK Shareholders desire to exchange all of their shares of common stock in MATLINK for an aggregate of 18,000,000 new issue shares of LAWW common stock.

WHEREAS, as a result of the above-referenced transactions, LAWW will own 100% of the outstanding stock of MATLINK, MATLINK will be a wholly-owned subsidiary of LAWW.

WHEREAS, the parties desire that upon the Closing, as defined below, the current officers and directors of LAWW shall resign, and the new officers and a new board of directors shall be appointed by MATLINK.

NOW, THEREFORE, for and in consideration of the mutual covenants and representations and warranties contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, LAWW, MATLINK and MATLINK Shareholders agree as follows:

1. The Reorganization.

1.1 *Acquisition*.

(a)   At the Closing (as defined in section 3, below), LAWW shall acquire from MATLINK Shareholders and MATLINK Shareholders shall sell, transfer, assign and convey to LAWW 100% of all the issued and outstanding shares of common stock of MATLINK (the "MATLINK Shares"), in exchange for 18,000,000 shares of LAWW's common stock (the "LAWW Shares"). LAWW shall cause to be issued 18,000,000 shares to MATLINK Shareholders upon "closing," as defined in Paragraph 3, below. The LAWW Shares to be issued to MATLINK

Shareholders shall have the rights, restrictions and privileges set forth in LAWW's Articles of Incorporation and in the stock certificates therefore. Upon the Closing, MATLINK shall become a wholly-owned subsidiary of LAWW.

(b) As a result of the issuance of common stock of LAWW pursuant to Section 1.1(a), an aggregate of up to 29,275,485 shares will be outstanding after a 4 to 1 post reverse split.

1.2 *Taxes*. It is the intent of the parties that this reorganization will constitute a tax-free reorganization within the meaning of §368(a) of the Internal Revenue Code of 1986, as amended. In the event that it is determined there are tax consequences to this transaction, each party shall be responsible for and shall pay any and all taxes, charges or fees attributable to such party, including individual state and federal income taxes, arising out of, or by reason of, the exchange of LAWW Shares for the MATLINK Shares, or otherwise in connection with the transactions contemplated hereby. Each party hereto represents and warrants that it has relied solely on the opinions or advice of its own professional advisors with respect to the tax consequences of this transaction, if any, and has not relied on the opinions or advice of the other parties or its professional advisors in any way with respect to the tax consequences of this transaction.

2. Change in Management of LAWW

2.1 *Change in Management of LAWW.*

(a) Upon closing, and by execution of this Agreement, Brian Lovig hereby agrees to resign as an officer and director of LAWW, and the persons identified below are hereby appointed to serve as the officers and directors of LAWW, at the Closing, as defined below, until their successors are duly elected at the next meeting of shareholders (hereafter identified as the "MATLINK Management Team"):

Name	Position with LAWW
Joseph E. Henn	President and Director
Christy Stevenson	Secretary
Antonio Arnel Maquera	Director
Stephen A. Lindsley	Director
Nives E. Racette	Director

(b) It is agreed that from closing, all resolutions of the Board of Directors of LAWW shall be in writing and majority consented to by all the Directors.

2.2 ***Change in Control.*** **The parties contemplate that LAWW will file a current report on Form 8-K within (ten) 10 days following closing to report the change in control, acquisition of MATLINK and change in management resulting from the transaction.**

3. **Closing.** **The closing of the reorganization and the transactions contemplated in this Agreement (the "Closing") shall be deemed to take place within 10 working days, or less, of execution of this Agreement by all of the parties hereto, whereupon the resolution authorizing the LAWW Shares to be issued in the name of the MATLINK Shareholders, as set forth in Schedule "A", shall be delivered to the transfer agent, and the MATLINK Shares shall be delivered to the above-designated Secretary in Paragraph 2.1., for the benefit of LAWW.**

3.1 ***Escrow.*** **Upon execution of this Agreement, Escrow shall be opened and Chadwick Financial Services at 731 Brea Canyon Road Suite 1, Walnut, CA 91789 shall be designated as escrow agent.**

3.2 ***Closing Requirements.*** **Subsequent to the execution of this Agreement and prior to the Closing, each of the parties shall execute and deliver such instruments and documents and take such other actions as may, in the reasonable opinion of counsel for each, be required to complete the transactions under this Agreement. It is contemplated that within ten (10) business days after the date of this Agreement, or sooner, the following documents shall have been delivered to the escrow agent, and the following activities shall have taken place:**

 (a) **the securities to be delivered by MATLINK pursuant to section 3 have been delivered to the escrow agent, duly endorsed or issued as the case may be;**

 (b) **the corporate resolution of LAWW authorizing the issuance of the Shares to MATLINK Shareholders shall be delivered to the escrow agent;**

 (c) **delivery of all corporate records of LAWW to the MATLINK Management Team, including without limitation, corporate minute books (which shall contain copies of the Articles of Incorporation and Bylaws, as amended), corporate seals, contracts, licenses and sub-licenses, non-disclosure and confidentiality agreements, and such other corporate books and records as may exist;**

 (d) **copies of resolutions by MATLINK's Board of Directors authorizing this Agreement;**

 (e) **copies of resolutions by LAWW's Board of Directors authorizing this Agreement; and**

(f) the parties hereto have signed and delivered such other instruments and documents, if any, relating to and effecting the transactions contemplated herein.

4. **Representations of MATLINK Shareholders and MATLINK.** MATLINK represents and warrants, and to the best knowledge of the MATLINK Shareholders, the MATLINK Shareholders hereby represent and warrant, that effective this date, the representations and warranties listed below are true and correct:

4.1 *Organization*. MATLINK is a company duly organized, validly existing and in good standing under the laws of the State of Nevada, with full power and authority to own and use its properties and conduct its business as presently conducted by it. MATLINK shall furnish LAWW with copies of the Articles of Incorporation and the Bylaws of MATLINK, including all amendments thereto, within five (5) business days of execution of this agreement. Such copies are true, correct and complete and contain all amendments through the date hereof, which, together with this Agreement, are sufficient to effect the transactions hereunder and evidence the intent of the parties hereto.

4.2 *Capitalization*. The authorized stock of MATLINK consists of (a) 25,000,000 shares of common stock authorized, par value $0.001 per share, 2,000,000 of which are issued and outstanding. All of the issued and outstanding equity securities of MATLINK are duly and validly authorized and issued and are fully paid and non-assessable.

4.3 *Authority*. MATLINK has the requisite corporate authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement by MATLINK and the consummation of the transactions contemplated hereby will not violate or conflict with any provisions of the Articles of Association, as amended, or contravene any law, rule, regulation, court or administrative order binding on it, or result in the breach of or constitute a default in the performance of any material obligation, agreement, covenant or condition contained in any material contract, lease, judgment, decree, order, award, note, loan or credit agreement or any other material agreement or instrument to which MATLINK is a party or by which it is bound, the default or breach of which would have a material adverse effect on the property and assets of MATLINK, considered as a whole. MATLINK has taken all requisite corporate action to authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Upon due execution and delivery of this Agreement, this Agreement will constitute a valid, legal and binding obligation of MATLINK and MATLINK Shareholders enforceable against them in accordance with its terms.

4.4 *MATLINK Shareholders*. MATLINK Shareholders are the owners of 100% of the issued and outstanding common stock of MATLINK. Such MATLINK Shares are free and clear from any security interests, claims, liens, or other encumbrances, save and except as disclosed herein in Schedule "B" and MATLINK Shareholders have the unqualified right to transfer and dispose of their MATLINK Shares.

4.5 *Due Diligence*. Prior to Closing, MATLINK shall furnish to LAWW copies of all documents requested by LAWW. No due diligence investigations undertaken by LAWW shall in any event relieve MATLINK or its current officers and directors or MATLINK Shareholders of their responsibilities for the accuracy and completeness of any representation or warranty of MATLINK or of MATLINK Shareholders contained herein or the performance of any covenant or agreement of MATLINK or of MATLINK Shareholders contained herein.

4.6 *Approvals and Consent*. No approval, authorization or other action by, or filing with, any third-party, including a governmental authority is required in connection with the execution, delivery and performance by MATLINK and MATLINK Shareholders of their obligations under this Agreement and their respective performance of the transactions contemplated hereby.

4.7 *Undisclosed Liabilities*. MATLINK has no liabilities or obligations whatsoever, either accrued, absolute, contingent or otherwise.

4.8 *Assets*. The assets of MATLINK have been acquired in bona fide transactions, fully supported by appropriate instruments of assignment, sale, or transfer, where appropriate, and are free and clear of all encumbrances and offset by no liabilities or contingencies, contractual or otherwise. The assets of MATLINK are set forth in Schedule "B".

4.9 *Litigation*. MATLINK is not involved in any undisclosed pending litigation or governmental investigation or proceeding and, to the best knowledge of MATLINK and MATLINK Shareholders, no litigation, claims, assessments, or governmental investigation or proceeding is threatened against MATLINK, its shareholders, assets or properties.

4.10 *Applicable Laws*. MATLINK has complied with all applicable laws in connection with its formation, issuance of securities, organization, capitalization and operations, and no contingent liabilities have been threatened or claims made, and no basis for the same exists with respect to said operations, formation or capitalization, including claims for violation of any state or federal securities laws.

4.11 *Taxes*. MATLINK has filed all governmental, tax or related returns and reports due or required to be filed and has paid all taxes or assessments which have become due as of the date of this Agreement, including any employment related taxes and withholdings, and MATLINK, to the best of its knowledge, is not subject to a tax audit by any federal, state or local tax authority and its properties are not subject to any tax liens.

4.12 *Breach of Contracts*. MATLINK has not breached, nor is there any pending or threatened claims or any legal basis for a claim that MATLINK has breached, any of the terms or conditions of any agreements, contracts or commitments to which it is a party or is bound and the execution and performance hereof will not violate any provisions of applicable law of any agreement to which MATLINK is subject.

4.13 *Shareholder Disclosure*. MATLINK Shareholders hereby represent that the materials prepared and delivered by LAWW to MATLINK Shareholders will have been read and understood by MATLINK Shareholders, that each is familiar with the business of LAWW, that each is acquiring the LAWW Shares under Section 4(2) of the Securities Act of 1933, (the "Act"), commonly known as the private offering exemption, and that the shares are restricted and may not be resold, except if duly registered or transferred in reliance upon an exemption under the Act.

4.14 **Arrange Capitalization.** MATLINK and MATLINK shareholders shall forthwith upon Closing cause Gemelli Capital Trust to use its best efforts to arrange capitalization for LAWW in the minimum amount of $5,000,000 USD to be utilized for operations, of which $250,000 USD will be arranged within 90 days of Closing.

4.15 **Test Market Program.** MATLINK and MATLINK shareholders shall forthwith upon Closing use their best efforts to secure a cooperative agreement between MATLINK and an end user for the purpose of running a test market program.

5. **Representations of LAWW**. LAWW hereby represents and warrants that effective this date, the representations and warranties listed below are true and correct:

5.1 *Organization*. LAWW is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with full power and authority to own and use its properties and conduct its business as presently conducted by it. LAWW is duly qualified and in good standing to do business as a foreign corporation in any other jurisdiction where failure to so qualify would have a material adverse effect on its business or assets. LAWW has made available to MATLINK Shareholders copies of the Articles of Incorporation and the Bylaws of LAWW, including all amendments thereto. Such copies are true, correct and complete and contain all amendments through the date hereof, together with this Agreement, which are sufficient to effect the transactions hereunder and evidence the intent of the parties hereto.

5.2   *Capitalization*.   The authorized stock of LAWW consists of (a) 200,000,000 shares of common stock authorized, with a par value of $0.001, 11,275,485 of which are issued and outstanding (post 4 to 1 reverse split). At the time of their issuance and delivery pursuant to this Agreement, all LAWW Shares to be issued pursuant to the terms hereof shall be duly and validly authorized and issued, fully paid and non assessable. LAWW does not have outstanding any security convertible into, or any warrant, option or other right to subscribe for or acquire any equity securities of stock of LAWW; nor is LAWW under any obligation, whether written or oral, to issue any of its securities.

5.3   *Authority*.   LAWW has the requisite corporate authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The execution and delivery of this Agreement by LAWW and the consummation of the transactions contemplated hereby will not violate or conflict with any provisions of the Articles of Incorporation, as amended, or Bylaws of LAWW or contravene any law, rule, regulation, court or administrative order binding on it, or result in the breach of or constitute a default in the performance of any material obligation, agreement, covenant or condition contained in any material contract, lease, judgment, decree, order, award, note, loan or credit agreement or any other material agreement or instrument to which LAWW is a party or by which it is bound, the default or breach of which would have a material adverse effect on the property and assets of LAWW, considered as a whole. LAWW has taken all requisite corporate action to authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Upon due execution and delivery of this Agreement, this Agreement will constitute a valid, legal and binding obligation of LAWW enforceable against it in accordance with its terms.

5.4   *Due Diligence*.   Prior to Closing, LAWW will furnish to MATLINK and/or MATLINK Shareholders copies of all documents requested by MATLINK and/or MATLINK Shareholders. No due diligence investigations undertaken by MATLINK and/or MATLINK Shareholders shall in any event relieve LAWW or its current officers and directors of their responsibilities for the accuracy and completeness of any representation or warranty of LAWW contained herein or the performance of any covenant or agreement of LAWW contained herein.

5.5   *Approvals and Consent*.   No approval, authorization or other action by, or filing with, any third-party, including a governmental authority is required in connection with the execution, delivery and performance by LAWW of its obligations under this Agreement and its performance of the transactions contemplated hereby.

5.6   *Litigation*.   LAWW is not involved in any pending litigation or governmental investigation or proceeding and, to the best knowledge of LAWW, no litigation, claims, assessments, or governmental investigation or proceeding is threatened against LAWW, or its properties.

5.7   *Applicable Laws*.   LAWW has complied with all state, federal and local laws in connection with its formation, issuance of securities, organization, capitalization and operations, and no contingent liabilities have been threatened or claims made, and no basis for the same exists with respect to said operations, formation or capitalization, including claims for violation of any state or federal securities laws.

5.8   *Breach of Contracts.*   LAWW has not breached, nor is there any pending or threatened claims or any legal basis for a claim that LAWW has breached, any of the terms or conditions of any agreements, contracts or commitments to which it is a party or is bound and the execution and performance hereof will not violate any provisions of applicable law of any agreement to which LAWW is subject.

5.9   *Taxes*.   LAWW has filed all governmental, tax or related returns and reports due or required to be filed and has paid all taxes or assessments which have become due as of the date of this Agreement, including any employment related taxes and withholdings, and LAWW, to the best of its knowledge, is not subject to a tax audit by any federal, state or local tax authority and its properties are not subject to any tax liens.   LAWW will cause to be filed or prepared, as applicable, by the date of this Agreement, all federal, state, county and local income, excise, property and other tax returns, forms, or reports, which are due or required to be filed by it prior to the date of this Agreement.

5.10   *LAWW Disclosure*.   Prior to Closing, LAWW will disclose all events, conditions and facts materially affecting the business and prospects of LAWW. LAWW will not withhold disclosure of any such events, conditions, and facts which it, through management, has knowledge of, or has reasonable grounds to know, which may materially affect the business and prospects of LAWW.

5.11   *Undisclosed Liabilities*.   Except as disclosed in its periodic reports filed with the SEC, LAWW has no material liabilities or obligations whatsoever, either accrued, absolute, contingent or otherwise.

5.12 *SEC Reporting.*. **LAWW will make current its requirements to file periodic reports with the SEC.**

6. **Audit.**

6.1 *Audit of MATLINK Financial Statements*. **Within 75 days after Closing, MATLINK shall obtain and deliver to LAWW an audit of MATLINK financial statements and any other financial statements which may be required by Regulations S-X or S-B for purposes of complying with the Securities Act of 1933 and the Securities Exchange Act of 1934. LAWW shall assist MATLINK and its auditors as reasonably requested.**

7. **Mutual Covenants of the Parties. LAWW, MATLINK and MATLINK Shareholders each covenant and agree to execute any further documents or agreements and to take any further acts that may be reasonably necessary to effect the transactions contemplated hereunder.**

8. **Restrictions on Transfer of Shares. The parties hereto acknowledge that all securities transferred and/or issued in connection with the transactions contemplated hereby are restricted as to transfer and the certificates therefore shall bear legends to such effect and no transfer of any shares may be effected, except pursuant to an effective registration statement prepared and filed pursuant to the Act or pursuant to an exemption from registration thereunder, as evidenced by an opinion of counsel or as otherwise allowed under the laws of descent and distribution.**

9. **Nature and Survival of Representations. All representations, warranties and covenants made by any party in this Agreement shall survive the Closing hereunder and the consummation of the transactions contemplated hereby. All of the parties hereto are executing and carrying out the provisions of this Agreement in reliance solely on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation upon which it might have made or any representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.**

10. **Miscellaneous.**

10.1 *Finder's Fee.* **It is hereby agreed that a finder's fee shall be paid to Stillwater Capital Trust, of 6130 W. Flamingo Road, #370, Las Vegas, Nevada 89103, in the minimum amount of Two MILLION (2,000,000) shares of LAWW's common stock, to be issued upon Closing.**

10.2 *Undertakings and Further Assurances*. At any time, and from time to time, hereafter, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to carry out the intent and purposes of this Agreement.

10.3 *Waiver* Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

10.4 *Notices*. All notices, requests, demands, claims, and other communications hereunder shall be in writing and will be effective when hand-delivered or upon delivery if sent by commercial courier service such as Federal Express or Airborne or on the day of delivery or first attempted delivery if sent by first class, postage prepaid, certified United States mail, return receipt requested (whether or not the return receipt is subsequently received), and addressed by the sender to the addresses as designated on the signature page hereof.

10.5 *Headings*. The paragraph and subparagraph headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6 *Governing Law*. This Agreement shall be governed by the laws of the State of Nevada. Venue of any action arising out of this Agreement shall be in Clark County, Nevada.

10.7 *Binding Effect*. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors and assigns. This Agreement shall not be assigned by any party hereto, except upon the consent, in writing, of the other parties hereto.

10.8 *Entire Agreement*. This Agreement, including any documents delivered pursuant to the terms hereof, is the entire agreement of the parties covering everything agreed upon or understood with respect to the transactions contemplated hereby and supersedes all prior agreements, covenants, representations or warranties, whether written or oral, by any party hereto. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

10.9 *Time*. Time is of the essence. The parties each agree to proceed promptly and in good faith to consummate the transactions contemplated herein.

10.10 *Expenses*. Each of the parties hereto shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement and obtaining any necessary regulatory approvals, including, without limitation, all fees and expenses of its respective counsel.

10.11 *Severability*. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

10.12 **Counterparts and Facsimile Signatures**. This Agreement and any exhibits, attachments, or documents ancillary hereto, may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

LEGALOPINION.COM

By: _____,
     President:

MATLINK, INCORPORATED

By: _____,
     President:

MATLINK SHAREHOLDERS:

_____
Name of Shareholder

_____
Signature